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                     July 25, 2023

       Steven Cunningham
       Chief Financial Officer
       Enova International, Inc.
       175 West Jackson Blvd.
       Chicago, IL 60604

                                                        Re: Enova
International, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-35503

       Dear Steven Cunningham:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Finance